

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

<u>Via E-Mail</u>
Rami Tabet
President and Chief Executive Officer
Wishbone Pet Products Inc.
2857 Sherwood Heights Drive
Oakville, Ontario, Canada

> **Re: Wishbone Pet Products Inc.**
> **Post-Effective Amendment #2 to Form S-1**
> **Filed July 24, 2015**
> **File No. 333-183839**

Dear Mr. Tabet:

We have reviewed your post-effective amendment and have the following comment.

<u>General</u>

1. We note your response to our letter dated July 13, 2015. Before we can declare the amended registration statement effective, please provide us with a letter, acknowledging the following, which was included at the end of our July 13, 2015 letter:

    *   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    *   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    *   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram
Jay Ingram
Legal Branch Chief